

September 9, 2010

Mr. James R. Wolford
Chief Financial Officer
Pacific Office Properties Trust, Inc.
233 Wilshire Boulevard, Suite 310
Santa Monica, CA 90401

    Re: Pacific Office Properties Trust, Inc.
            Form 10-K for the year ended December 31, 2009
            Forms 10-Q for the quarters ended March 31 and June 30, 2010
            File No. 001-09900

Dear Mr. Wolford:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Real Estate Properties, page F-11

1.   You disclose that it is your policy to capitalize below market lease amounts and amortize them into rental revenue over the remaining terms of the respective leases. Please explain how you consider bargain renewal options in determining the amortization term, and to the extent they are included, expand your accounting policy disclosure in future periods.

Note 12. Description of Equity Securities and Calculation of Non-Controlling Interests and Earnings per Share/Earnings per Unit, page F-29

2.   We note that you have determined that on December 30, 2009, a revaluation of the Preferred Units to their fair value on the modification date and have recorded the excess fair value adjustment in the Consolidated Statement of Operations. Please clarify to us the accounting analysis you followed, including the associated accounting literature, in determining the appropriate accounting treatment.

Forms 10-Q for the Quarters Ended March 31, 2010 and June 30, 2010

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Investment in Unconsolidated Joint Ventures

3.   We note that you have modified your disclosure of accounting policy for investments in joint ventures such that it no longer contains reference to an investment in a variable interest entity and your subsequent evaluation of the investment for possible consolidation. Please explain to us why you have removed this policy disclosure, whether you still hold any investments you believe to be variable interest entities, your accounting policy for evaluating such investments for possible consolidation upon the adoption of FASB ASU 2009-17, and your determination as to whether you the primary beneficiary in any such entities.

Form 10-Q for the Quarter Ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Distributions, page 44

4.   You indicate that you intend to distribute a substantial portion of funds from operations in the form of dividends or distributions. Your Condensed Consolidated Statements of Cash Flows indicates that dividends and distributions to in the six month period ended June 30, 2010 exceeded cash from operations. In future filings, please expand your disclosure of liquidity and capital resources to address the source of funds for dividends and distributions in the event cash from operations is not sufficient to fund them.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny at (202) 551-3714 or myself at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Van Doorn
Senior Assistant Chief
Accountant